Exhibit 99.2

Note: Amounts presented in tables may not add to totals due to rounding.

Notes on restatements / changes to presentation of numbers:

●

2017-18 Actuals for Service Alberta operating expense and capital grants have been restated as $5 million in operating expense should have been reported as capital grants. There is no change to total expense, the deficit or borrowing amounts.

●	Accounting policy restatements / presentation changes (no change to total expense, deficit or borrowing amounts):

–

2017-18 Actual and 2018-19 Budget numbers for Advanced Education (ADED), Agriculture and Forestry (AGRIC), Education (EDUC) and Health (HLTH) have been restated to remove general debt servicing costs related to borrowing undertaken on their behalf by Treasury Board and Finance (TBF), which is now reported in TBF expense (also restated): ADED: $39 million in 2017-18 and $42 million in 2018-19 Budget; AGRIC: $68 million in 2017-18 and $71 million in 2018-19 Budget; EDUC: $2 million in 2017-18 and $1 million in 2018-19 Budget; HLTH: $16 million in 2017-18 and $16 million in 2018-19 Budget; TBF: $125 million in 2017-18 and $130 million in 2018-19 Budget.

–

2017-18 Actual and 2018-19 Budget numbers for Advanced Education have been restated to report $178 million and $175 million respectively in post-secondary institution book store sales as inventory consumption expense and inventory acquisition (financial transaction cash requirement), rather than as operating expense.

–

2018-19 Actual numbers for Education, Health and Infrastructure are presented with Infrastructure reporting the capital investment for assets that Infrastructure is managing construction of on behalf of school boards and Alberta Health Services (AHS). The assets are granted to school boards and AHS as they are built, except for those still under construction at year end. This adds $420 million to the Capital Plan for Infrastructure, and reduces Education’s capital investment in the Capital Plan by $134 million and Health’s by $285 million.

●

2017-18 Actuals for operating expense have been restated to reflect corrected transfers from ministries to Service Alberta for Information Management and Technology services, implemented as part of Budget 2018 (the transfers were correctly reflected in 2018-19 budget numbers). A second phase of these transfers was implemented pursuant to Order in Council 297/2018 (October 3, 2018) under the Government Organization Act. The total impacts, none of which change total expense, the deficit or borrowing amounts, are: operating expense: $244 million in 2017-18 and $163 million in 2018-19 Budget; amortization expense: $32 million in 2017-18 and $26 million in 2018-19 Budget; capital investment: $22 million in 2017-18 and $12 million in 2018-19 Budget.

●

2017-18 Actual and 2018-19 Budget numbers have been restated, pursuant to Order in Council 297/2018 (October 3, 2018) under the Government Organization Act, to reflect the following transfers, none of which change total expense, the deficit or borrowing amounts:

–	Freedom of Information and Protection of Privacy services from ministries to Service Alberta (operating expense: $11 million in 2017-18 and $11 million in 2018-19 Budget);

–	Human Resource services from ministries to Treasury Board and Finance (operating expense: $49 million in 2017-18 and $51 million in 2018-19 Budget).

Treasury Board and Finance, Government of Alberta 2018–

19 Final Results Year-End Report, June 2018

Additional copies of this report may be obtained by visiting our website at: www.alberta.ca/budget-documents.aspx

2	2018–19 Final Results | Year-End Report

2018 –19 Final Results

Fiscal Plan Highlights

The deficit in 2018-19 was $6.7 billion, a decrease of $1.3 billion from 2017-18, and $2.1 billion lower than estimated in Budget 2018. The budget deficit included a $0.5 billion risk adjustment.

Total Revenue was $49.6 billion in 2018-19, $2.3 billion higher than in 2017-18, and an increase of $1.7 billion from budget.

●	Change from 2017-18. Increases of $1.1 billion in personal income tax (PIT), $1.4 billion in corporate income tax (CIT), $0.5 billion in resource revenue (NRR), $0.4 billion in federal transfers and $0.5 billion in other tax and other revenue, were partly offset by decreases of $0.8 billion in government business enterprise (GBE) net income, and $0.8 billion in investment income.
●	Change from Budget. Increases of $1.6 billion in NRR, $0.5 billion in PIT, $0.3 billion in CIT and $0.4 billion in premiums, fees and licences and other revenue, were partly offset by a $0.5 billion decrease in investment income and a $0.5 billion decrease in federal transfers, GBE net income and other tax revenue.

Total Expense was $56.3 billion, a $1 billion increase from 2017-18 and $0.2 billion from budget.

●	Change from 2017-18. Comprises increases of $1.9 billion in operating expense, $0.6 billion in debt servicing costs, $0.4 billion related to the change in unfunded pension obligations, $0.2 billion for disaster assistance and other expense, less a $2.1 billion decrease in capital grants.
●	Change from Budget. Increases of $0.3 billion in disaster assistance and a net $0.2 billion in debt servicing costs, the pension provision and other expense, were partly offset by $0.2 billion in lower operating expense and $0.2 billion in lower capital grants.

Capital Plan. Support for infrastructure in 2018-19 was $6.2 billion. This was $2.8 billion lower than in 2017-18 and $0.3 billion lower than estimated in Budget 2018.

Net Assets. At March 31, 2019, net assets were $23.3 billion, including net capital / non-financial assets of $50.7 billion. More details on assets and liabilities are provided on pages 12–13.

Fiscal Plan Summary (millions of dollars)

					Change from

		2018-19		2017-18		2017-18

INCOME STATEMENT		Budget	Actual	Actual	Budget	Actual

	Revenue
1	Personal income tax	11,387	11,874	10,775	487	1,099
2	Corporate income tax	4,551	4,871	3,448	320	1,423
3	Other taxes	6,961	6,833	6,538	(128)	295
4	Non-renewable resource revenue	3,829	5,429	4,980	1,600	449
5	Transfers from Government of Canada	8,218	8,013	7,606	(205)	407
6	Investment income	2,884	2,349	3,126	(535)	(777)
7	Net income from government business enterprises	2,777	2,585	3,387	(192)	(802)
8	Premiums, fees and licences	3,854	3,911	3,839	57	72
9	Other revenue	3,419	3,759	3,595	340	164

10	Total Revenue	47,879	49,624	47,295	1,745	2,329

	Expense
11	Operating expense	48,625	48,440	46,572	(185)	1,868
13	Capital grants	2,129	1,952	4,021	(177)	(2,069)
14	Disaster assistance	206	507	439	301	68
15	Capital amortization / inventory consumption / asset disposal losses	3,607	3,651	3,459	44	192
16	Debt servicing costs - general	1,027	1,074	659	47	415
17	Debt servicing costs - Capital Plan	895	897	761	2	136
18	Pension provisions / (recovery)	(310)	(190)	(593)	120	403

19	Total Expense	56,181	56,335	55,318	154	1,017

20	Risk Adjustment	(500)	-	-	500	-

21	Surplus / (Deficit)	(8,802)	(6,711)	(8,023)	2,091	1,312

CAPITAL PLAN

22	Capital grants	2,129	1,952	4,021	(177)	(2,069)
23	Capital investment	4,315	4,228	5,000	(87)	(772)

24	Total Capital Plan	6,444	6,180	9,021	(264)	(2,841)

2018–19 Final Results | Year-End Report	3

Revenue Highlights

TOTAL REVENUE

●	Total revenue was $49.6 billion in 2018-19, $2.3 billion higher than in 2017-18, $1.7 billion higher than estimated in Budget 2018, and a decrease of $25 million from the third quarter forecast.

●	The change from 2017-18 was due to increases of: $2.8 billion in income and other tax revenue, $0.5 billion in resource revenue, $0.4 billion in federal government transfers, and $0.2 billion in other revenue. These are partly offset by decreases of: $0.8 billion in investment income and $0.8 billion in net income from government business enterprises (GBEs).

●	The increase from budget was due mainly to $1.6 billion in higher resource revenue, $0.7 billion in higher tax revenue and $0.4 billion in other revenue increases, partly offset by a $0.5 billion decrease in investment income and $0.4 billion in lower federal transfers and net income from GBEs.

NON-RENEWABLE RESOURCE

REVENUE

●	Non-renewable resource revenue was $5,429 million, an increase of $449 million from 2017-18 and $1,600 million from the Budget 2018 estimate.

●	The increase from 2017-18 was primarily due to the impact of higher oil prices and production and a lower US-Canadian dollar exchange rate. The West Texas Intermediate (WTI) price averaged US$62.77 in 2018-19, an increase of US$9.08 from 2017-18, while the Western Canadian Select heavy oil price averaged Cdn$51.65, up $1.27. The US-Canadian dollar exchange rate averaged US¢76.3/Cdn$ for 2018-19, 1.7 cents weaker than in 2017-18. A weaker exchange rate increases royalty revenue. While the light-heavy oil price differential averaged US$23.31 in 2018-19, US$8.91 wider than the US$14.40 average in 2017-18, the higher oil price and lower exchange rate more than offset the negative impact.

●	The increase from budget was mainly due to the same factors. The WTI oil price was $US3.77 higher than the budget forecast of US$59, with strong prices in the first seven months of the year. The exchange rate was 3.7 cents lower than the budget estimate. The differential had expanded in early 2018, and was expected to remain wide in 2018-19, with a forecast in Budget 2018 of $US22.35, due to insufficient market access and strong production growth. However, it widened in the fall. Production curtailment was implemented beginning January 2019, which helped shrink the differential, but also lowered production and activity. As a result, the light-heavy oil price differential ended up being only $US0.96 wider than the budget estimate.
●	Bitumen royalties were $571 million higher than in 2017-18 and were $1,429 million higher than estimated in Budget 2018, while crude oil royalties were $184 million more than in 2017-18 and $96 million more than budget. Oil sands operating costs were close to estimates, but capital costs were 26% lower. The net lower costs boost income and royalties.

●	Natural gas and by-product royalties were $109 million lower than in 2017-18, and $5 million lower than budget. The Alberta Reference Price (ARP) averaged Cdn$1.34 per gigajoule, 48 cents below 2017-18 and 66 cents below budget. The impact of the lower ARP relative to budget and 2017-18 was more than offset by lower costs to produce the Crown’s share, particularly with respect to 2017-18, and higher royalties from by-products, whose prices follow oil prices, which also were higher, again particularly with respect to 2017-18.

●	Crown land lease sales revenue was $360 million, $204 million lower than 2017-18 and $33 million higher than budget. The decrease from 2017-18 was due to lower average prices per hectare and fewer oil sands sales. The increase from budget was mainly due to a higher number of hectares sold for conventional oil and natural gas leases.

Revenue (millions of dollars)

					Change from

		2018-19		2017-18		2017-18

		Budget	Actual	Actual	Budget	Actual

1	Personal income tax	11,387	11,874	10,775	487	1,099
2	Corporate income tax	4,551	4,871	3,448	320	1,423
3	Education property tax	2,446	2,441	2,450	(5)	(9)
4	Other taxes	4,515	4,392	4,088	(123)	304
5	Bitumen royalties	1,785	3,214	2,643	1,429	571
6	Other non-renewable resource revenue	2,044	2,215	2,337	171	(122)
7	Canada Social Transfer / Canada Health Transfer	6,178	6,098	5,925	(80)	173
8	Other transfers from Government of Canada	2,040	1,915	1,681	(125)	234
9	Heritage / endowment fund investment income	1,989	1,305	2,353	(684)	(1,048)
10	Other investment income	895	1,044	772	149	272
11	Net income from government business enterprises	2,777	2,585	3,387	(192)	(802)
12	Post-secondary institution tuition fees	1,237	1,256	1,202	19	54
13	Other premiums, fees and licences	2,617	2,655	2,637	38	18
14	SUCH sector sales, rentals / fundraising, donations	1,679	1,777	1,833	98	(56)
15	Other revenue	1,740	1,982	1,762	242	220

16	Total Revenue	47,879	49,624	47,295	1,745	2,329

4	2018–19 Final Results | Year-End Report

Oil and Natural Gas Prices 2014-19

INVESTMENT INCOME

●   Investment income was $2.3 billion, $776 million lower than 2017-18 and $535 million lower than budget. The decreases are primarily due to more normal returns for Heritage and endowment fund income after several years of strong global equity markets, partially offset by higher income from SUCH sector entities and from higher cash balances in various accounts.

TAX REVENUE

●	Total tax revenue was $23.6 billion, an increase of $2,817 million from 2017-18, and $679 million from the Budget 2018 estimate.

●	Personal income tax revenue was $11.9 billion, $1.1 billion higher than 2017-18 and $487 million higher than budget. About two-thirds of the increase from 2017-18 was due to growth in employment and incomes, as economic recovery continued, with the remainder from a $432 million prior-years’ adjustment (PYA). Since 2017 assessments ended up better than expected, the forecast for subsequent years improves. In addition, the 2017 results mean revenue reported in 2016-17 and 2017-18 was underestimated, requiring the PYA.

●	Corporate income tax revenue was $4.9 billion, $1.4 billion more than 2017-18 and $320 million greater than budget. The forecast in Budget 2018 was based on corporate profits continuing to improve, and early in 2018-19 this was supported by elevated oil prices. However, heightened market access issues, the fall 2018 spike in the light-heavy oil price differential, a production and investment restraint response, and the general impact of these on the economy, weakened the corporate profits outlook. The third quarter fiscal update forecast corporate income tax $463 million lower than budget. However, a number of year-end accounting adjustments to revenue (e.g. for refund liabilities or accounts receivable) are made, and these have been subject to both larger and wider swings over the last four years. This year these adjustments add over $600 million to reported revenue, while last year they deducted over $300 million, meaning about $1 billion of the increase from last year is from these adjustments.

●	Other tax revenue was $6.8 billion, $295 million higher than it was in 2017-18, and $128 million lower than budget. The increase from 2017-18 was mainly due to the impact of increasing the carbon price from $20 per tonne of carbon dioxide equivalent to $30 per tonne on January 1, 2018, while the decrease from budget was primarily due to lower demand for tobacco, fuel and insurance products.

TRANSFERS FROM GOVERNMENT OF CANADA

●	Total of $8 billion, $407 million higher than 2017-18, and $205 million lower than budget.

●	The increase from 2017-18 was mainly due to: $173 million growth in the Canada health and social transfers, which are calculated based on federal escalators of a minimum of 3% and by Alberta’s share of total Canadian population; expected additional funding for mental health and home care programs; and because revenue in 2017-18 included a negative $212 million to reverse previously-reported disaster assistance revenue. The decrease from budget was primarily from the impact on the two major transfers of revised population estimates, and re-profiled infrastructure support.

OTHER REVENUE

●	Other revenue was $10.3 billion, $566 million lower than 2017-18 but $205 million more than budget.

●	The $566 million decrease from 2017-18 includes: $402 million lower Balancing Pool net income (net income of $763 million was reported in 2017-18 as the $2 billion liability reported in 2016-17 was reduced); $255 million lower Alberta Petroleum Marketing Commission (APMC) net income primarily from debt interest toll payments required this year; $139 million decrease in ATB Financial (ATB) net income mainly from higher credit loss provisions; $56 million decrease in SUCH sector sales and donations revenue; $72 million increase in premiums, fees and licences, mainly from post-secondary institution tuition fees; $214 million net increase in other revenue, mainly due to large emitters in 2017-18 using purchased credits instead of making compliance payments to meet emissions reductions, and to a new calculation in the new regulation.

●	The $205 million increase from budget includes: $192 million lower government business enterprise net income, mainly from ATB and APMC, partly offset by higher Balancing Pool net income; a net increase of $57 million in premiums, fees and licences mainly from higher timber royalties and tuition fees; a net increase of $340 million in other revenue mainly from post-secondary institution donations and reversals of prior-year reported expense accruals, particularly with respect to original estimates for disaster assistance programs.

Energy Prices and Exchange Rates

Fiscal year averages, 2005-06 to 2018-19

	05-06	06-07	07-08	08-09	09-10	10-11	11-12	12-13	13-14	14-15	15-16	16-17	17-18	18-19
Oil Price (WTI US$/bbl)	59.94	64.89	82.25	85.94	70.71	83.38	97.33	92.07	99.05	80.48	45.00	47.93	53.69	62.77
WCS @ Hardisty (Cdn$/bbl)	44.35	52.84	59.30	74.36	66.08	66.70	80.72	68.48	80.11	70.78	40.86	44.67	50.38	51.65
Natural Gas Price (Cdn$/GJ)	8.29	5.94	5.92	6.97	3.58	3.28	2.98	2.28	3.28	3.51	2.21	2.01	1.82	1.34
Exchange rate (US¢/Cdn$)	83.9	87.9	97.1	89.6	91.9	98.4	100.7	99.9	95.0	88.0	76.5	76.2	78.0	76.3

2018–19 Final Results | Year-End Report	5

Total Expense (millions of dollars)

				Change from
	2018-19		2017-18		2017-18
Operating Expense by Ministry	Budget	Actual	Actual	Budget	Actual

Advanced Education	5,429	5,392	5,334	(37)	58
Agriculture and Forestry	1,045	931	962	(114)	(31)
Children’s Services	1,470	1,492	1,401	22	91
Community and Social Services	3,621	3,636	3,428	15	208
Culture and Tourism	298	286	293	(12)	(7)
Economic Development and Trade	277	272	284	(5)	(12)
Education	7,993	8,223	7,905	230	318
Energy	473	477	435	4	42
Environment and Parks	411	427	417	16	10
Executive Council	17	17	16	-	1
Health	20,563	20,409	19,759	(154)	650
Indigenous Relations	180	196	167	16	29
Infrastructure	489	489	490	-	(1)
Justice and Solicitor General	1,430	1,452	1,405	22	47
Labour	219	203	185	(16)	18
Municipal Affairs	258	263	233	5	30
Seniors and Housing	608	631	593	23	38
Service Alberta	564	547	509	(17)	38
Status of Women	7	7	7	-	-
Transportation	432	442	454	10	(12)
Treasury Board and Finance	1,644	1,672	1,654	28	18
Legislative Assembly	161	136	117	(25)	19
Climate Leadership Plan	1,035	842	521	(193)	321

Total Operating Expense	48,625	48,440	46,572	(185)	1,868

Capital Grants
Energy	177	134	50	(43)	84
Municipal Affairs	884	884	2,244	-	(1,360)
Transportation	395	301	926	(94)	(625)
Climate Leadership Plan	423	375	394	(48)	(19)
Other	250	258	407	8	(149)

Total Capital Grants	2,129	1,952	4,021	(177)	(2,069)

Disaster / Emergency Assistance
Agriculture and Forestry (agriculture support / wildfire fighting)	-	426	408	426	18
Municipal Affairs (Wood Buffalo wildfire assistance / flood support)	1	80	23	79	57
2013 Alberta flood operating support	5	1	7	(4)	(6)
Unallocated	200	-	-	(200)	-

Total Disaster / Emergency Assistance	206	507	439	301	68

Amortization / Inventory Consumption / Loss on Asset Disposals
Advanced Education amortization / inventory consumption	711	696	674	(15)	22
Education amortization	354	413	372	59	41
Health amortization / inventory consumption	1,442	1,470	1,416	28	54
Infrastructure amortization / inventory consumption	124	122	110	(2)	12
Transportation amortization / inventory consumption	636	631	600	(5)	31
Other amortization / inventory consumption / loss on disposals	340	319	287	(21)	32

Total Amortization / Invent. Consump. / Loss on Disposals	3,607	3,651	3,459	44	192

General Debt Servicing Costs
Education - school boards	9	10	11	1	(1)
Seniors and Housing (Alberta Social Housing Corporation)	5	5	6	-	(1)
Treasury Board and Finance (Ab. Capital Finance Auth. / other)	1,013	1,059	642	46	417

Total General Debt Servicing Costs	1,027	1,074	659	47	415

Capital Plan Debt Servicing Costs
Education – Alberta Schools Alternative Procurement P3s	28	28	29	-	(1)
Transportation – ring road P3s	92	92	94	-	(2)
Treasury Board and Finance – direct borrowing	775	777	638	2	139

Total Capital Plan Debt Servicing Costs	895	897	761	2	136

Pension Provisions / (Recovery)	(310)	(190)	(593)	120	403

Total Expense	56,181	56,335	55,318	154	1,017

6	2018–19 Final Results | Year-End Report

Expense Highlights

Total expense in 2018-19 was $56.3 billion. This comprised $48.4 billion in operating expense, capital grants of $2 billion, $0.5 billion in disaster assistance, $3.6 billion in amortization, inventory consumption and losses on asset disposals, general and capital debt servicing costs of $2 billion and negative $0.2 billion in reduced pension liabilities.

Year-over-year comparison. Total 2018-19 expense was $1 billion higher than 2017-18:

●	Operating expense. $1.9 billion increase mainly for physician compensation and expanded continuing and home care services, enrolment growth in schools, increased caseloads in income support, AISH, PDD, seniors’ and children’s programs, implementing recommendations from the child intervention panel, higher household rebates due to increasing the carbon price from $20 to $30, and commencement of the electricity price cap for regulated rate option customers in 2018-19.

●	Capital grants. $2.1 billion decrease due primarily to the acceleration of municipal grants from future years into 2017-18 under GreenTrip and the Municipal Sustainability Initiative.

●	Disaster assistance. $0.1 billion increase due primarily to provision of municipal flood support.

●	Other expense. $1.1 billion increase: $0.5 billion in debt servicing costs, $0.2 billion in consumption of inventory (vaccines and other drugs) and amortization, and a $0.4 billion smaller decline in pension liabilities.

●	Budget-to-actual changes. Total expense was $0.2 billion higher than estimated in Budget 2018:

●	Operating expense. $0.2 billion decrease. Increases were mainly for own-source school board spending, indexation of, and caseload and cost growth in social programs, and external investment management fees. These are more than offset by decreases mainly in agriculture income support and hail and livestock indemnities, from the new drug pricing and pharmacy agreements, timing of community care initiatives in
Health, and delays or lapses in energy efficiency, electricity transition and innovation and technology climate programs.

●	Capital grants. $0.2 billion decrease due mainly to re-profiled federal infrastructure program and carbon capture and storage grants.

●	Disaster assistance. $0.3 billion increase due to wildfire fighting costs, agriculture support and municipal flood assistance.

●	Other expense. $0.2 billion net increase, due primarily to a smaller decline in pension liabilities, and increased inventory consumption and debt servicing costs.

HEALTH

Total expense was $21.9 billion, including $20.4 billion in operating expense and $1.5 billion in amortization and inventory consumption. This was $695 million or 3.3% higher than in 2017-18, and $136 million below budget.

●	Increases from 2017-18 include: $221 million for physician services, reflecting more service demand; $201 million for continuing, home and community care programs; $58 million for Drugs and Supplemental Health Benefits, primarily from higher volumes; and a net $215 million in other programs.

●	The change from budget includes decreases of $72 million in Drugs and Supplemental Health Benefits, due mainly to the new agreements on drug pricing and with pharmacists, and higher cost recoveries under product listing agreements; $72 million in Community Care due to delays with various initiatives; $54 million related to lower insulin pump therapy and pharmacist injection needs, partly offset by $62 million in net increases of physician compensation and other programs.

EDUCATION

Total expense was $8.6 billion, an increase of $319 million from 2017-18 and of $312 million from Budget 2018.

●	The change from 2017-18 includes increases of $318 million in operating expense, primarily for enrolment growth in public and private schools and $41 million in amortization with additional schools, partly offset by $44 million larger decrease in pension liabilities (reported as negative expense).

●	Increases from budget comprise $230 million in operating expense, from school board own-source spending, $59 million in higher amortization, and $17 million in a smaller-than-expected decrease in pension liabilities.

ADVANCED EDUCATION

Total expense was $6.1 billion, an increase of $62 million from 2017-18 and $54 million lower than budget.

●	The increase from 2017-18 includes $14 million by post-secondary institutions, $25 million for student loan costs, $29 million higher amortization, $10 million for apprenticeship and foundational learning, partly offset by $16 million larger decrease in pension liabilities.

●	The decrease from budget primarily reflects lower amortization expense and grants to post-secondary institutions, due to less demand for apprenticeship training, partly offset by higher student loan costs.

COMMUNITY AND SOCIAL SERVICES

Total expense was $3.6 billion in 2018-19, $208 million or 6.1% higher than in 2017-18, and $14 million above budget. The increase from 2017-18 was primarily for higher caseloads and costs-per-case in programs for disabled and unemployed Albertans. The increase from budget was mainly from higher caseloads and increased benefit rates, including from indexation of program benefits to inflation commencing January 1, 2019.

CHILDREN’S SERVICES

Total expense of $1.5 billion, $91 million or 6.5% higher than in 2017-18, and $21 million more than budget, primarily for higher caseloads. The Alberta Child Benefit, which supports about 140,000 families, increased $11 million relative to 2017-18, but was $6 million lower than budget.

2018–19 Final Results | Year-End Report	7

JUSTICE AND SOLICITOR GENERAL

Total expense was $1.5 billion, an increase from 2017-18 of $47 million, and $18 million from budget. The increase from 2017-18 was primarily for Crown prosecutors, police, corrections, court and justice services personnel, and higher grants for Legal Aid, Victims of Crime and municipal policing, while the increase from budget was for Legal Aid, Victims of Crime, motor vehicle accident claims, rural crime, Gangs and Guns and drug impaired driver training.

MUNICIPAL AFFAIRS

Total expense was $1.2 billion, a decrease of $1.3 billion from last year, and $83 million more than budget. The decrease from 2017-18 was primarily due to accelerating municipal grants from future years into 2017-18, partly offset by higher flood assistance and support for cannabis legalization. The increase from budget reflects municipal flood assistance and cannabis support.

OTHER MINISTRIES

Total expense for other ministries was $12 billion in 2018-19, $869 million higher than in 2017-18 but $106 million lower than estimated in Budget 2018.

Changes from 2017-18 include:

●	Legislative Assembly: $19 million higher due to 2019 election costs.

●	Energy expense was $209 million more: $115 million increase in carbon capture and storage (CCS) capital grants; $53 million Regulated Rate Option (RRO) payments began in 2018-19; $30 million increase for Orphan Well Association; $11 million net other increases, which includes $6 million for crude-by-rail.

●	Environment and Parks down by $193 million: $106 million community resilience and flood relocation grants accelerated into 2017-18; climate change programs $99 million lower (some moved to capital investment); $12 million net increase in environmental liabilities and other programs.

●	Indigenous Relations increased $46 million, including $18 million for Lubicon Lake First Nations land claim settlement, $7 million additional support for consultation and $20 million for climate change-related grants.

●	Service Alberta expense increased $62 million, mainly for Enterprise Resource Planning implementation
($45 million) and for a Land Titles assurance claim ($7 million).

●	Transportation expense decreased $584 million as a number of major municipal capital grants were accelerated into 2017-18.

●	Treasury Board and Finance up $1,259 million: lower reduction in pension liabilities ($461 million); household rebates ($222 million); higher external investment management fees ($46 million); market access advocacy campaign ($27 million); increased debt servicing costs ($556 million); partly offset by net $53 million decreases.

●	Expense in other ministries was a net $50 million higher mainly for federally-funded infrastructure projects and labour market programs, volume growth and indexation in programs for seniors.

Changes from budget include:

●	A decrease of $200 million from the budgeted disaster provision.

●	Legislative Assembly expense was $28 million less than estimated as the election was in May and thus some costs occurred in 2019-20.

●	Agriculture and Forestry expense was $300 million higher: disaster assistance of $233 million for agriculture support (dry spring conditions / late season snow), and $193 million for wild-fire fighting costs; offset by $88 million in lower-than-expected hail and livestock indemnities and AgriStability income support (fewer storms and higher cattle prices), and net decrease of $38 million in other programs.

●	Energy expense was $121 million lower: $108 million reduced CCS grants, from private sector partner milestone delays; $21 million decrease in RRO payments from lower-than-estimated electricity prices; a net $8 million increase in crude-by-rail and other programs.

●	Environment and Parks decreased $53 million: $59 million lower or re-allocated climate change grants; $15 million increase for environmental liabilities; $5 million for surface rights board payments; a net $14 million in other decreases, primarily fish and wildlife programs.

●	Indigenous Relations increased by $19 million mainly due to the land claim settlement.

●	Seniors and Housing up $47 million: $28 million moved from capital investment to grants for housing and $19 million for higher volumes and indexation of seniors programs.

●	Transportation expense was down $153 million mainly due to re-profiling municipal capital grants, including some federally-funded.

●	Treasury Board and Finance up $179 million: lower decrease in pension liabilities ($108 million); higher external investment management fees ($89 million); market access advocacy campaign ($27 million); increased debt servicing costs ($48 million); partly offset by $93 million in decreases.

●	Expense in other ministries was a net $97 million lower than budget, mainly from delays in climate change programs and recruitment.

PENSION PROVISIONS/RECOVERY

●	Public sector pension plan liabilities decreased by $190 million, to $9.2 billion at March 31, 2019. This was a smaller decrease than the $593 million in 2017-18, and the $310 million expected in budget.

●	The change from 2017-18 was mainly due to the impact of healthy financial markets returns on several plans last year. The change from budget was primarily related to revised life expectancy assumptions in Teachers’ Pension Plans (TPP).

●	Liabilities for pre-1992 and other closed plan obligations account for 93% (2018: 92%) of the government obligation, with the pre-1992 TPP unfunded liability accounting for 84% (2018: 82%).

Pension Liabilities

Government obligations for pension plan liabilities (millions of dollars)

(at March 31)	2019	2018
Teachers’ Pension Plans
– Pre-1992	7,739	7,774
– Post-1992	340	450
PS Mgmt. (pre-1992)	473	506
Local Authorities	-	-
Univ. Acad. (pre-1992)	259	244
Universities Academic	160	205
Public Service	-	16
Spec. Forces (pre-1992)	93	70
Supp. Exec. Retir. Plans	66	60
MLA (Closed)	40	42
PS Mgmt. (Supp.)	70	55
Management Employees	-	-
Prov. Judges / Masters	-	8
Total Pension Liab.	9,240	9,430

8	2018–19 Final Results | Year-End Report

Capital Plan Highlights

The 2018-19 Capital Plan supported $6.2 billion in projects, $2.8 billion lower than in 2017-18 and $264 million lower than the Budget 2018 estimate.

●	The decrease from 2017-18 was mainly due to municipal transportation and other grants accelerated into 2017-18, and a general scaling back in the size of the Capital Plan.

●	The decrease from budget was due mainly to re-profiling of health, school, post-secondary, carbon capture and storage, housing, flood recovery, climate change and other projects to future years, from slower progress, partly offset by removing the $391 million budgeted cash flow adjustment, as intended.

●	Progress was affected by: adverse weather, pace of project identification, approval and construction under federal programs, private sector and municipal partner delays, land conditions and timing related to planning and permitting.
●	As explained in the Notes on restatements / changes to presentation of numbers (page 2), accounting policy for projects being managed by the Department of Infrastructure, for school boards and Alberta Health Services, is now to report the projects as Infrastructure capital investment. The 2018-19 Actuals are reported on this basis, but the Budget and the 2017-18 Actuals have not been restated. As a result, the “change from” amounts are not fully comparable for Education, Health and Infrastructure.

Capital Plan (millions of dollars)

				Change from

	2018-19		2017-18		2017-18
BY MINISTRY	Budget	Actual	Actual	Budget	Actual

Advanced Education	714	680	921	(34)	(241)
Agriculture and Forestry	39	36	50	(3)	(14)
Community and Social Services	2	2	1	-	1
Culture and Tourism	76	87	67	11	20
Economic Development and Trade	10	7	8	(3)	(1)
Education	744	668	1,229	(76)	(561)
Energy	194	154	73	(40)	81
Environment and Parks	65	69	187	4	(118)
Health	1,338	640	1,000	(698)	(360)
Indigenous Relations	8	8	8	-	-
Infrastructure	220	661	212	441	449
Justice and Solicitor General	10	8	4	(2)	4
Labour	2	3	3	1	-
Municipal Affairs	892	889	2,248	(3)	(1,359)
Seniors and Housing	259	166	191	(93)	(25)
Service Alberta	117	109	126	(8)	(17)
Transportation	1,481	1,497	2,233	16	(736)
Treasury Board and Finance	18	14	13	(4)	1
Legislative Assembly	3	2	2	(1)	-
2013 Alberta flood assistance	29	22	24	(7)	(2)
Climate Leadership Plan	616	458	419	(158)	39
Contingency / unallocated	(391)	-	-	391	-

Total Capital Plan	6,444	6,180	9,021	(264)	(2,841)

Capital Plan Financing
Cash received / donations for capital purposes	969	517	732	(452)	(215)
Retained income of funds and agencies for capital purposes	101	(69)	(53)	(170)	(16)
Climate Leadership Plan	615	459	418	(156)	41
Book value of capital asset disposals / valuation adjustment for Swan Hills	-	88	35	88	53
Alternative financing (P3s – public-private partnerships)	128	128	181	-	(53)
Direct borrowing	3,772	4,177	5,434	405	(1,257)
SUCH sector self-financed	860	825	935	(35)	(110)
Transfers from / (to) Capital Plan financing account	-	55	1,339	55	(1,284)

Total Capital Plan Financing	6,444	6,180	9,021	(264)	(2,841)

2018–19 Final Results | Year-End Report	9

●	$1.2 billion for the highway network, including:

◆ $347 million for Calgary’s ring road, with the final, southwest portion about 50% complete.

◆ $314 million for twinning and widening, including Highway 63, Peace River bridge twinning and Grande Prairie highway 43 bypass.

◆ $33 million for interchanges, intersections and safety upgrades, including the Highway 2 and Gaetz Avenue interchange in Red Deer.

◆ $54 million for bridge construction, including Highway 63 Prairie Creek culvert and Highway 689 Beaton Creek bridge.

◆ $390 million for rehabilitation, and $36 million for other projects such as Edmonton’s ring road.

●	$1.4 billion in municipal support:

◆ $295 million in Municipal Sustainability Initiative (MSI) grants. MSI funding of $800 million was re-profiled into 2017-18 from future years, $400 million from 2018-19.

◆ Grants of $67 million from federal Public Transit Infrastructure Fund, $17 million from federal Small Communities, and $3 million from Alberta Community Partnership.

◆ $340 million in Basic Municipal Transportation Grants, $229 million from the federal Gas Tax Fund, $209 million in GreenTRIP grants for transit and $22 million for Strategic Transportation Infrastructure.

◆ $162 million for water supply, treatment, wastewater treatment and disposal systems; $30 million for First Nations Water Tie-in.

●	$0.7 billion for school construction, including $643 billion for various ongoing projects and $35 million for modular classrooms to accelerate meeting demand for educational spaces. Of the 278 projects approved since 2011, 207 have been finished, 34 are under construction and 37 are in planning, design or being tendered.

●	$0.7 billion for post-secondary projects, including funding of $212 million for expansion and upgrading, $123 million for maintenance and renewal, and $359 million in projects self-funded by institutions and donations. Major projects included University of Calgary MacKimmie Complex, University of Alberta Dentistry / Pharmacy, University of Lethridge Destination project, Medicine Hat College East and Northern Lakes College High Prairie consolidation.

●	$0.9 billion for health facilities and equipment:

◆ Completed the Edson Healthcare Centre.

◆ Continued work on projects in Grande Prairie, Medicine Hat, Fort McMurray, Lloydminster, RedDeer, Edmonton and Calgary.

◆ Planning continued for the Edmonton southwest hospital and Calgary’s Peter Lougheed Centre redevelopment and Complex Continuing Care Facility.

◆ $31 million for continuing care. Completed construction on ten Affordable Supportive Living Initiative projects adding 1,177 long term care spaces.

●	$459 million for Climate Leadership Plan projects and $5 million for land conservation.

●	$166 million in carbon capture and storage grants, $108 million lower than budget but $115 million more than 2017-18, due to construction progress.

●	$22 million for 2013 flood recovery projects, and $39 million for the Springbank Off-stream Resevoir.

●	$16 million for courthouse renewal enabled completion of projects in Red Deer, Wabasca, Red Earth Creek and Fort Vermilion, and ongoing work on facilities in Hinton, Edmonton, Whitecourt, Canmore, Didsbury, Cochrane, Chateh, Alexis and Brooks. Land has been acquired for the Red Deer Justice Centre and design is in progress.

●	$114 million for seniors and family housing preservation, renewal and renovations.

●	Lottery funding of $37 million was provided for Community Facility Enhancement projects.

●	$52 million for maintenance and renewal of parks.

●	$6 million for fisheries habitats in Allison Creek Brood Trout Hatchery
Station and Sam Livingston Fish Hatchery.

●	$41 million in Support for Culture and Tourism Infrastructure grants.

●	$7 million under the federal Investing in Canada Infrastructure Program for YWCA Calgary Hub facility and Jerry Forbes Centre for Community Spirit projects.

●	$17 million in irrigation rehabilitation and rural gas and electrical infrastructure grants.

●	Completed construction of the Alberta Gaming, Liquor and Cannabis Commission distribution warehouse in fall 2018. Commenced planning and tendering work for the Provincial Operations Centre, which will house Alberta’s emergency management system.

CAPITAL PLAN FINANCING

The Capital Plan is funded from a variety of sources, including:

●	$517 million in federal funding, donations, and other sources.

●	Funding from entities, regulatory and other agencies for their capital spending was negative $69 million in 2018-19, primarily as Alberta Social Housing Corporation received cash from the general revenue fund that exceeded its Capital Plan spending.

●	The Climate Leadership Plan funded $459 million.

●	Capital assets of departments that were disposed of result in a cash source for the Capital Plan, while the increase in the value of the Swan Hills Waste Treatment Centre requires no cash spending.

●	Direct borrowing and contributions from public-private partnerships provided $4.3 billion.

●	School boards, universities and colleges and the health authority provided $825 million.

●	$55 million was available in the Capital Plan financing account from prior-year borrowing, which was withdrawn in 2018-19.

10	2018–19 Final Results | Year-End Report

Contingency Account

Contingency Account. Balance of $6.3 billion on March 31, 2019, an increase of $4.7 billion from the prior year, comprising: a net $6.8 billion reduction, due to the deficit plus various net cash adjustments; the addition of $12.4 billion in borrowing; less cash of $0.9 billion that will be deposited in 2019-20 (after final results were determined, the balance in the Account on March 31, 2019 was $0.9 billion too low). The additional borrowing includes $7.2 billion borrowed in advance for 2019-20 cash management needs, which were elevated this year as borrowing activities are not undertaken during a provincial election.

Cash adjustments such as differences between accrued revenue and cash receipts, non-cash revenue or expense, SUCH sector entity results, and transfers not reported on the income statement, are necessary to determine balance of the Contingency Account under the Fiscal Planning and Transparency Act.

●	Net income of, or retained by, other entities.

◆ Positive adjustments include:

$0.7 billion of the $6.7 billion deficit was due to SUCH sector / Alberta

Innovates net results, while another $0.2 billion of the deficit was due to the Alberta Petroleum and Marketing Commission’s negative net income.

◆ Negative adjustments include: $0.3 billion in surpluses of entities like Alberta Treasury Branches or Agriculture Financial Services Corporation are retained by the entities; $0.3 billion is retained by climate change funds and accounts; $0.4 billion of Balancing Pool net income is retained; $0.4 billion is retained by the Heritage Fund for inflation-proofing.

●	Non-cash expense. $1.1 billion of amortization and inventory consumption expense requires no cash; a $190 million decrease in pension liabilities is reported as non-cash negative expense.

●	Cash requirements not in expense. $337 million for student loans, net of repayments; $132 million for short-term inventory assets; a net $154 million was required for 2013 flood assistance and 2016 Wood Buffalo wildfire spending, after adjusting for revised expense and revenue.
●	Revenue and other cash adjustments. Cash received for non-renewable resource royalties exceeded reported resource revenue by $139 million, while corporate income tax reported revenue exceeded cash received by $699 million, due to several year-end accounting adjustments increasing reported revenue; various other differences between revenue / expense and cash amounted to a net positive $385 million. Cash transfers for capital, reported in revenue over the related asset’s life, exceeded non-cash reported revenue by $75 million.

●	Capital Plan cash. Cash for capital investment and P3 principal repayments of $3,468 million was offset by $4,305 million in cash from borrowing and P3 partners, and a $55 million withdrawal from the Capital Plan financing account. The account contained cash borrowed in prior years that did not end up being required in those years. Its balance is now $0.

Contingency Account (millions of dollars)

					Change from

		2018-19		2017-18		2017-18

At March 31, 2019		Budget	Actual	Actual	Budget	Actual

1	Balance at Start of Year (April 1)	1,661	1,661	2,299	-	(638)
2	Surplus / (Deficit)	(8,802)	(6,711)	(8,023)	2,091	1,312
	Cash Adjustments – Sources / (Requirements)
3	SUCH / Alberta Innovates own-source revenue / expense	565	742	397	177	345
4	Income retained by funds and agencies / Heritage Fund	(1,479)	(1,191)	(2,165)	288	974
5	Pension provisions (non-cash expense)	(310)	(190)	(593)	120	403
6	Amort. / invent. cons. (ex. SUCH; non-cash exp.) / book value disp.	1,190	1,135	1,089	(55)	46
7	Student loans / inventory acquisition (excluding SUCH)	(514)	(469)	(521)	45	52
8	2016 Wood Buffalo fire / 2013 flood assistance revenue / expense	(171)	(154)	(218)	17	64
9	Energy royalties / personal income tax / other cash adjustments	90	(945)	(534)	(1,035)	(411)
10	Net deferred capital contribution adjustment (excluding SUCH)	351	75	215	(276)	(140)
11	Capital investment (excluding SUCH; cash requirement not in expense)	(3,455)	(3,404)	(4,064)	51	660
12	Withdrawal / (deposit) from / (to) Capital Plan account	-	55	1,339	55	(1,284)
13	Direct borrowing for Capital Plan	3,772	4,177	5,434	405	(1,257)
14	Alternative financing for Capital Plan (P3s – public-private partnerships)	128	128	181	-	(53)
15	Current principal repayments (P3s)	(64)	(64)	(62)	-	(2)
16	Surplus / (deficit) plus net cash adjustments	(8,699)	(6,816)	(7,524)	1,883	708
17	Cash transferred from / (due to) prior-year final results	-	-	2,392	-	(2,392)
18	Cash from final results to be withdrawn / (deposited) next year	-	(854)	-	(854)	(854)
19	Direct borrowing for Fiscal Plan	7,038	12,351	4,494	5,313	7,857
20	Balance at End of Year (March 31)	-	6,342	1,661	6,342	4,681

2018–19 Final Results | Year-End Report	11

Net Financial and Capital Assets

At March 31, 2019, Government of Alberta financial and capital assets exceeded liabilities by $23.3 billion.

This was $6.4 billion lower than March 31, 2018, due to a reduction of $8.1 billion in net financial assets, partly offset by a net $1.7 billion increase in capital / non-financial assets. The decrease in net financial assets was mainly due to:

●	$4.8 billion increase in assets, mainly comprising: $4.7 billion increase in Contingency Account cash, due to pre-borrowing for 2019-20 operations, a $0.5 billion increase in government business enterprise equity (mainly from the Balancing Pool and ATB Financial), a $0.3 billion increase in student loans, a $1.2 billion increase in various savings accounts, agencies, the Heritage Fund and endowment funds, partly offset by a $2 billion reduction in other financial assets.

●	$12.9 billion increase in liabilities consisting mainly of $16.9 billion borrowed for the Fiscal Plan, Capital Plan and Alberta Capital Finance Authority (ACFA), partly offset by reductions of $2.5 billion in other term debt, $0.2 billion in pension plan liabilities and $1.3 billion in other liabilities.

FINANCIAL ASSETS

$75.7 billion at March 31, 2018.

●	Heritage Fund. $16 billion book value, an increase of $374 million from March 31, 2018, from inflation- proofing of 2.4% (2018 Alberta CPI).

●	Contingency Account. Balance of $6.3 billion. This is an increase from March 31, 2018 of $4.7 billion, due to additional borrowing undertaken in 2018-19 for 2019-20 operations. The balance is $854 million less than what has been determined from final 2018-19 results. This cash will be deposited during 2019-20, such that the Account balance will be $7.2 billion, while “Other financial assets” will be $854 million lower.

●	Endowment and other funds. $4.8 billion, a $36 million increase from March 31, 2018, from net investment income. Includes the three endowment funds, Cancer Prevention Legacy Fund and Alberta Enterprise Corporation.
●	Self-supporting lending organizations.

$22 billion in financial assets of ACFA and Agriculture Financial Services Corporation (AFSC). These assets more than offset their liabilities.

●	Equity in commercial enterprises. $3.1 billion, primarily $3.6 billion in ATB Financial and $0.4 billion in Credit Union Deposit Guarantee Corporation equity, less a net $0.9 billion deficiency of the Balancing Pool and Alberta Petroleum Marketing Commission.

●	Student loans. $2.9 billion. This is an increase of $337 million from March 31, 2018. $638 million in loans were provided, $234 million in loans were repaid, while loss provisions and amortization of loan subsidies amounted to a net $67 million.

●	Climate change funds and accounts. 2018-19 climate change revenue exceeded allocations by $295 million. The carbon tax account increased $171 million, to $281 million on March 31, 2019, Climate Change and Emissions Management Fund balance increased by $126 million to $590 million, while Energy Efficiency Alberta declined by $2 million, to $8 million in March 31, 2019.

●	Other financial assets. $19.9 billion. These assets include financial assets of school boards, universities and colleges and the health authority, the cash reserve of $5 billion added last year, and accounts and interest receivable, natural gas royalty deposits and cash associated with future liabilities such as corporate income tax refunds. The assets also include the $854 million in cash that will be deposited into the Contingency Account from final 2018-19 results determined after March 31, 2019.

LIABILITIES

$103.2 billion at March 31, 2019, including term debt of $77.8 billion, alternative financing (public-private parternships) of $2.9 billion, coal phase-out liabilities of $1 billion, pension liabilities of $9.2 billion and other liabilities of $12.2 billion.

●	Liabilities for capital projects. $33.6 billion, a $4.3 billion increase from March 31, 2018, due to $4,177 million in direct borrowing, $17 million in amortization of issue discounts, and the addition of $128 million in P3 project liabilities, less $64 million in repayments.

●	Fiscal Plan borrowing. Total of $26.4 billion: $12.4 billion borrowed in 2018-19, including $7.2 billion pre-borrowed for 2019-20, and $13.1 billion from prior years (2016-17 and 2017-18); $0.9 billion remains of the $1.2 billion borrowed in 2009-10 as part of the financial restructuring of the pre-1992 Teachers’ Pension Plan.

●	Other term debt. $20.8 billion. This consists of $15.9 billion in ACFA, $2.2 billion in AFSC, and another $2.7 billion issued for other purposes or entities.

●	Coal phase-out liabilities. $1.0 billion, $67 million lower than 2017-18, reflecting the net present value of $97 million in annual payments to be made to generators for phasing-out coal use by 2030.

●	Pension liabilities. $9.2 billion, a decrease of $190 million.

●	Other liabilities. $12.2 billion. Includes liabilities of school boards, universities and colleges and the health authority, the borrowing undertaken to establish the cash reserve of $5 billion, natural gas royalty and security deposits, unearned revenue, estimated corporate income tax refunds, trade payables and other liabilities of ACFA, AFSC and Alberta Social Housing Corporation.

CAPITAL / NON-FINANCIAL ASSETS

$53.9 billion at March 31, 2019.

●	$52.9 billion in capital assets include land, land improvements, buildings, computer hardware and software, equipment, provincial highways, bridges, dams and other water management infrastructure.

●	Capital assets increased a net $1.5 billion in 2018-19, with $4.2 billion in capital investment less $2.7 billion amortization and disposals.

12	2018–19 Final Results | Year-End Report

●	Other non-financial assets include $365 million in inventory assets and $618 million in prepaid expenses. Inventory consumption / write-downs exceeded acquisition by $24 million, while prepaid expenses increased by $334 million primarily from crude-by-rail set up costs of $308 million.

SPENT DEFERRED CAPITAL CONTRIBUTIONS

$3.2 billion at March 31, 2019.

●	Spent deferred capital contributions (DCC) increased by $155 million. This reflects the use of $0.3 billion in cash received for capital purposes that has not yet been reported in revenue (increasing DCC), less $0.2 billion previously received and spent, and now being recognized in 2018-19 revenue (decreasing DCC).

Balance Sheet (millions of dollars)

	at March 31
	2019	2018	Change from
	Actual	Actual	2017
Financial Assets
Alberta Heritage Savings Trust Fund	15,956	15,582	374
Endowment funds:
Alberta Heritage Foundation for Medical Research	1,778	1,760	18
Alberta Heritage Science and Engineering Research	1,076	1,058	18
Alberta Heritage Scholarship	1,281	1,269	12
Other funds (Ab. Cancer Prevention Legacy / Ab. Enterprise Corporation)	625	637	(12)
Contingency Account	6,342	1,661	4,681
Self-supporting lending organizations:
Alberta Capital Finance Authority	16,478	16,107	371
Agriculture Financial Services Corporation	5,507	5,364	143
Equity in commercial enterprises (ATB / AGLC / APMC / CUDGCo / Bal. Pool)	3,062	2,527	535
Student loans	2,884	2,547	337
Climate change (carbon tax account / Energy Efficiency Ab / CCEMF)	879	584	295
Other financial assets (including SUCH sector)	19,875	21,881	(2,006)
Total Financial Assets	75,743	70,977	4,766
Liabilities
Term debt issues / alternative financing (P3s)[a]:
Direct borrowing for the Capital Plan	30,651	26,457	4,194
Alternative financing (P3s - Capital Plan)	2,946	2,882	64
Debt issued to reduce pre-1992 TPP unfunded liability	944	944	-
Direct borrowing for the Fiscal Plan	25,430	13,079	12,351
Fiscal / Capital Plan debt	59,971	43,362	16,609
Term debt issued on behalf of, or by:
Alberta Capital Finance Authority	15,902	15,645	257
Agriculture Financial Services Corporation	2,232	2,203	29
Alberta Social Housing Corporation / other	2,686	5,204	(2,518)
Total term debt	80,791	66,414	14,377
Coal phase-out liabilities (carbon tax account)	983	1,050	(67)
Pension liabilities	9,240	9,430	(190)
Other liabilities (including SUCH sector)	12,206	13,427	(1,221)
Total Liabilities	103,220	90,321	12,899
Net Financial Assets (total financial assets less total liabilities)	(27,477)	(19,344)	(8,133)
Capital / Other Non-financial Assets	53,908	52,024	1,884
Spent deferred capital contributions	(3,164)	(3,009)	(155)
Net Assets (net financial assets + capital assets - deferred capital contributions)	23,267	29,671	(6,404)
Change in Net Assets[b]	(6,404)	(8,050)

a

Does not include term debt of $5,149 million (2018: $5,897 million) issued on behalf of government business enterprises which is included on a net basis in financial assets (“Equity in commercial enterprises” = assets minus debt and other liabilities), nor does it include short term debt (i.e. debt issues which mature in less than a year) such as the $5 billion reserve.

b

Change in Net Assets differ from the surplus / (deficit) numbers due to net asset adjustments of positive $307 million in 2018-19, and negative $27 million in 2017-18. More information is provided in Schedule 16 of the Consolidated Financial Statements in the 2018-19 Government of Alberta Annual Report.

2018–19 Final Results | Year-End Report	13

Economic and Tax Highlights

Economic highlights

(Calendar Year Basis)

Alberta’s economy grew at a solid pace through most of 2018, the second year of recovery following two years of recession in 2015 and 2016. However, economic conditions deteriorated in the fourth quarter of 2018 amid falling global oil prices, exacerbated by substantial discounts for Alberta crudes. Energy sector activity weakened in response, and in turn this weighed on business and household activity. As a result, growth in real gross domestic product slowed to an estimated 2.2% in 2018 after growing by 4.4% in 2017. With two years of positive annual growth, Alberta’s economy has recovered about 80% of losses incurred during the downturn.

Alberta’s economic growth in 2018 was largely propelled by strong business activity. Crude oil production grew 9.7% on the back of stronger-than-expected production from recently completed oil sands projects along with solid conventional activity. However, the enlarged discounts for Alberta crude oil prompted producers to slow production and drilling activity later in the year. Meanwhile, strength through the first three quarters of the year lifted manufacturing sales and non-energy exports up 7% and 12% respectively in 2018. In contrast, activity in the construction sector remained subdued amid a sharp slowdown in housing activity and ongoing weakness in commercial investment.

Alberta’s labour market also continued to make headway in 2018. Average annual employment rose by 43,800 or 1.9%, with all of the gains in full-time employment. The unemployment rate also eased to 6.6% from the 7.8% it averaged in 2017. With more jobs in full-time and goods-producing industries, growth in average weekly earnings picked up from 1% in 2017 to 1.7% in 2018. However, there are still areas of weakness. While private sector employment grew, it remained below pre-recession highs. The recovery in the labour market also continued to be uneven across industries and regions in the province.

With labour market conditions improving, Alberta posted net inflows of interprovincial migrants for the first time since 2015. This, combined with natural population growth and high international migration, lifted population growth to 1.5% in 2018. This is the highest annual population growth in three years.

Tax highlights

Since the legalization of cannabis on October 17, 2018, the federal government has collected the cannabis excise tax on behalf of the Alberta government. Under this arrangement, Alberta receives the greater of 75 cents per gram or 7.5% of the licensed producer price, and an additional amount of 16.8% of the licensed producer price. This additional amount is intended to be equivalent to around 10% of the retail price, comparable to retail sales taxes applied in other provinces.

Key Economic Indicators Calendar year, % change unless otherwise noted, 2009 to 2018

	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018
Nominal GDP growth [a]	(17.0)	9.9	10.9	4.3	9.6	10.0	(14.0)	(6.8)	10.0	4.9

Real GDP growth [a]	(5.5)	5.0	6.4	3.9	5.7	5.9	(3.7)	(4.2)	4.4	2.2

Employment (thousands)	2,030	2,024	2,100	2,173	2,226	2,275	2,301	2,264	2,287	2,331

Employment growth	(1.2)	(0.3)	3.7	3.5	2.5	2.2	1.2	(1.6)	1.0	1.9

Unemployment rate	6.5	6.6	5.4	4.6	4.6	4.7	6.0	8.1	7.8	6.6

Average weekly earnings ($ / week)	948	990	1,034	1,069	1,107	1,149	1,145	1,118	1,129	1,148

Primary household income [a]	(3.7)	3.7	8.5	8.7	6.8	6.4	3.3	(10.8)	3.0	4.5

Net corporate operating surplus [a]	(62.4)	63.3	27.1	(11.6)	19.2	23.0	(74.2)	(43.0)	247.5	16.3

Housing starts (number of units)	20,298	27,088	25,704	33,396	36,011	40,590	37,282	24,533	29,457	26,085

Alberta consumer price index	(0.1)	1.0	2.4	1.1	1.4	2.6	1.1	1.1	1.6	2.4

Population (July 1, thousands)	3,679	3,732	3,789	3,875	3,981	4,084	4,145	4,196	4,244	4,307

Population growth	2.3	1.4	1.5	2.3	2.7	2.6	1.5	1.2	1.1	1.5

a 2018 is an estimate.

14	2018–19 Final Results | Year-End Report

HISTORICAL FISCAL SUMMARY, 2008-09 TO 2018-19 a

(millions of dollars)

		2008-09	2009-10	2010-11	2011-12	2012-13	2013-14	2014-15	2015-16	2016-17	2017-18	2018-19 Actual
Income Statement
	Revenue

1	Personal income tax	8,708	7,877	7,631	8,563	9,621	10,537	11,042	11,357	10,763	10,775	11,874

2	Corporate income tax	4,252	4,754	3,334	3,678	4,756	5,488	5,796	4,195	3,769	3,448	4,871

3	Other tax revenue	3,817	3,746	3,820	4,099	4,333	4,500	4,598	5,168	5,649	6,538	6,833

4	Resource revenue	11,915	6,768	8,428	11,636	7,779	9,578	8,948	2,789	3,097	4,980	5,429

5	Investment income	(1,888)	3,541	2,486	2,168	2,595	3,423	3,113	2,544	3,698	3,126	2,349

6	Premiums, fees and licences	3,356	2,857	2,922	2,931	3,184	3,437	2,665	3,574	3,701	3,839	3,911

7	Other own-source revenue	4,587	4,627	4,903	5,128	5,234	5,412	7,337	5,850	3,637	6,982	6,344

8	Total own-source revenue	34,747	34,170	33,524	38,203	37,502	42,375	43,499	35,477	34,314	39,688	41,611

9	Federal transfers	4,578	5,342	5,452	5,192	5,042	7,059	5,982	7,142	7,979	7,606	8,013

10	Total Revenue	39,325	39,512	38,976	43,395	42,544	49,434	49,481	42,619	42,293	47,295	49,624

	Expense by Function

11	Health	13,674	14,636	15,393	16,284	17,254	17,967	19,366	20,115	20,687	21,239	21,921

12	Basic / advanced education	10,438	11,067	11,362	11,951	12,394	12,782	13,103	13,673	14,110	14,471	14,848

13	Social services	3,417	3,807	4,129	4,278	4,641	4,668	4,548	4,752	5,198	5,592	5,867

14	Other program expense	10,386	9,834	9,443	9,853	10,528	12,970	11,031	10,375	12,607	13,189	11,918

15	Total program expense	37,915	39,344	40,327	42,366	44,817	48,387	48,048	48,915	52,602	54,491	54,554

16	Debt servicing costs	208	214	472	509	530	601	722	776	1,018	1,420	1,971

17	Pension provisions	2,133	430	439	634	296	748	(404)	(630)	(543)	(593)	(190)

18	Total Expense	40,256	39,988	41,238	43,509	45,643	49,736	48,366	49,061	53,077	55,318	56,335

19	Surplus / (Deficit)	(931)	(476)	(2,262)	(114)	(3,099)	(302)	1,115	(6,442)	(10,784)	(8,023)	(6,711)

	Capital Plan [b]	7,593	6,528	5,889	5,871	5,087	5,002	6,181	6,558	6,578	9,021	6,127

	Balance Sheet (at March 31)

20	Heritage / endowment funds	16,900	17,077	17,500	17,936	18,176	18,562	18,860	19,262	19,836	20,306	20,716

21	Contingency Account	16,822	14,983	11,192	7,497	3,326	4,658	6,529	3,625	2,399	1,661	6,342

22	Other financial assets	28,868	30,338	30,799	32,972	34,734	40,039	40,688	40,990	44,052	49,010	48,685

23	Capital Plan liabilities	(880)	(2,888)	(3,199)	(3,442)	(4,594)	(8,724)	(11,922)	(19,040)	(23,769)	(29,339)	(33,597)

24	Fiscal Plan liabilities (borrowing / pre-1992 TPP)	0	(1,187)	(1,187)	(1,187)	(1,187)	(1,187)	(943)	(944)	(9,529)	(14,023)	(26,374)

25	Pension obligations	(10,239)	(9,483)	(9,922)	(10,556)	(10,852)	(11,600)	(11,196)	(10,566)	(10,023)	(9,430)	(9,240)

26	Other liabilities	(19,770)	(21,523)	(23,530)	(24,229)	(25,148)	(28,716)	(28,962)	(29,408)	(31,867)	(37,529)	(34,009)

27	Net Financial Assets / (Debt)	31,701	27,317	21,653	18,991	14,455	13,032	13,054	3,919	(8,901)	(19,344)	(27,477)

28	Capital (net of defer. contrib.) / non-fin. assets	30,275	34,217	37,607	40,122	39,517	40,839	42,197	44,623	46,622	49,015	50,744

29	Net Assets [c]	61,976	61,534	59,260	59,113	53,972	53,871	55,251	48,542	37,721	29,671	23,267

a

Numbers are not strictly comparable due to numerous accounting policy changes over time. Examples include reporting certain items (transfers through the tax system, crude oil marketing and transportation costs, allowance for corporate income tax doubtful accounts) as expense, instead of netting the amounts from related revenue, increasing both revenue and expense, but not impacting the surplus / (deficit). 2015-16 revenue and expense have been increased by $119 million to correct a consolidation adjustment eliminating those amounts at year-end; there is no impact on the deficit. 2016-17 revenue and expense have been reduced by $111 million resulting from an accounting treatment change such that drug cost rebates under Product Listing Agreements are netted from operating expense instead of being reported as revenue and gross expense.

b

Reflects capital grants and other support included in expense, and capital investment in government-owned assets not included in expense. Capital investment adds to capital assets, which are depreciated over time through amortization expense. Numbers for 2008-09 to 2013-14 are estimates as details required to consolidate SUCH sector capital spending with full accuracy are not readily available.

c

The change in net assets / (debt) year over year does not match the surplus / (deficit) exactly in most years, due to various balance sheet adjustments, most of which are minor. A significant adjustment reducing net assets by $2 billion was made in 2012-13, to recognize the accumulated deferred capital contribution liability when the accounting standard was adopted.

2018–19 Final Results | Year-End Report	15